UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of  December 2015

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .......X.....                                                                Form 40-F ..........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ..................

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 December 2015

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Diageo completes restructuring of SA operations (01 December 2015)	Announcement Director/PDMR Shareholding (11 December 2015)
Announcement Director/PDMR Shareholding and DTR 6.4.2R (01 December 2015)	Announcement GN distributor of Diageo's IPS brands in Nigeria (14 December 2015)
Announcement Director/PDMR Shareholding (04 December 2015)

Diageo PLC - Diageo completes restructuring of SA operations
Dated 01 December 2015

1 December 2015

Diageo completes restructuring of South African operations

Diageo announces that, together with Heineken N.V. (Heineken) and The Ohlthaver & List Group of Companies, the controlling shareholder of Namibia Breweries Limited ('NBL'), they have completed the restructuring of their respective joint venture operations in South Africa and Namibia. The closing of the transaction follows the fulfilment of all conditions precedent as agreed on 28 July 2015, when the intention to restructure the joint ventures was announced. Diageo has received a total net cash consideration of c. ZAR 2.5 billion (c. £117 million) for the equity and debt positions Diageo sold in Sedibeng, DHN and NBL.

ENDS

For further information

Media relations:

Clemmie Raynsford

+44 (0) 208 978 1221

Kirsty King

+44 (0) 208 978 6855

global.press.office@diageo.com

Investor relations:

Rohit Vats

+44 (0) 208 978 1064

investor.relations@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, JεB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo PLC - Director/PDMR Shareholding and DTR 6.4.2R
Dated 01 December 2015

TO:	Regulatory Information Service
RE:	PARAGRAPH 3.1.4 AND 6.4 OF THE DISCLOSURE AND TRANSPARENCY RULES
1. The notifications listed below were all received under Paragraph 3.1.2 of the
     Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

a.   It received notification on 1 December 2015 that the following Persons Discharging Managerial Responsibilities ("PDMRs" were granted options to subscribe for American Depository Shares ("ADS") * under the US Employee
      Stock Purchase Plan (also known as the US Sharevalue Plan) (the "USESPP") as follows:

Name of PDMR	Grant Date	Estimated No of ADS granted	Grant price per ADS	Exercisable
B Franz	1 October 2015	224	$89.19	31 December 2016
A Gavazzi	1 October 2015	201	$89.19	31 December 2016
S Saller	1 October 2015	224	$89.19	31 December 2016

b.   It received notification on 1 December 2015 that the following persons discharging managerial responsibilities ("PDMR") received ordinary shares of 28 101/108 pence in the Company ("Ordinary Shares") on 1 December 2015 upon the exercise of options as detailed below:

Name of PDMR	Grant Date	Option Price	No. of Ordinary Shares	Shareplan
N Blazquez	11 November 2010	£9.41	323	Diageo 2010 Sharesave Plan

The Ordinary Shares referred to in item 1.b. above were purchased on the London Stock Exchange.

As a result of the above transactions, interests of PDMRs in the Company's ordinary shares of 28 101/108 pence each ("Ordinary Shares") and ADS (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of PDMR	Number of ADS
B Franz	18,897
S Saller	19,120
Name of PDMR                           Number of Ordinary Shares
N Blazquez                                  98,302
A Gavazzi                                    72,923 (39,382 are held as ADS)

2. For the purposes of Paragraph 6.4.2R of the Disclosure and Transparency Rules
     the Home State of Diageo plc is the United Kingdom.

A Syed
Company Secretarial Assistant
1 December 2015
*1 ADS is the equivalent of 4 Ordinary Shares.

Diageo PLC - Director/PDMR Shareholding
Dated 04 December 2015

TO:	Regulatory Information Service
RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 4 December 2015 that David Cutter, a person discharging managerial responsibilities ("PDMR"), sold 8,000 ordinary shares of 28 101/108 pence in the Company ("Ordinary Shares") on 4 December 2015 at a price per Ordinary Share of £18.88. The Ordinary Shares were sold on the London Stock Exchange.

As a result of these transactions, the interests of Mr Cutter in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) are now 8,768.

A Syed
Company Secretarial Assistant

4 December 2015

Diageo PLC - Director/PDMR Shareholding
Dated 11 December 2015

TO:	Regulatory Information Service
RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1.   It received notification on 10 December 2015 that the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") on 10
      December 2015, under the Diageo Share Incentive Plan (the "Plan"), by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of PDMR	Number of Ordinary Shares
N Blazquez	9
D Cutter	11
S Moriarty	11

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £18.29.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2.   It received notification on 10 December 2015 that Dr FB Humer, a director of the Company, had purchased 452 Ordinary Shares on 10 December 2015 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £18.29.

The Ordinary Shares referred to in items 1 and 2 above were purchased on the London Stock Exchange.

As a result of the above transactions, interests of the director and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares
Dr FB Humer	63,915

Name of PDMR	Number of Ordinary Shares
N Blazquez	98,311
D Cutter	8,779
S Moriarty	51,997

A Syed
Company Secretarial Assistant
11 December 2015

Diageo PLC - GN distributor of Diageo's IPS brands in Nigeria
Dated 14 December 2015

14 December 2015

Diageo announces appointment of Guinness Nigeria as exclusive distributor of its international premium spirits brands

Diageo today announces that Guinness Nigeria Plc, a company listed in Nigeria in which Diageo has a 54.3% shareholding, will become the exclusive distributor of its international premium spirits brands with effect from 1 January 2016.

Guinness Nigeria Plc has made a statement to the Nigerian stock exchange.  The terms of the agreement are not material for Diageo plc.

In the year ended 30 June 2015, Diageo's international premium spirits net sales in Nigeria were £20 million.

 ENDS

Contacts

Media relations:	Kirsty King	+44 (0)208 978 6855
global.press.office@diageo.com

Investor relations:	Pier Falcione	+44 (0) 208 978 4838
investor.relations@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, JεB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

About Guinness Nigeria Plc

Guinness Nigeria was established in 1950, making it one of the oldest companies in Nigeria. Listed on the Nigerian Stock Exchange in 1965, it is also one of the foremost quoted companies in Nigeria. The company is the custodian of household brands like Guinness Foreign Extra Stout, Guinness Extra Smooth, Harp Lager, Orijin, Malta Guinness and Malta Guinness Low Sugar, amongst others.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf  by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 06 January 2016	By: /s/A Syed
Name: A Syed
Title: Company Secretarial Assistant